METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
August 27, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karl Hiller, Branch Chief
Joanna Lam, Staff Accountant
Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) — Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010; Response Letter dated July 22, 2010
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR as an initial response to a letter of comment from the Staff of the Securities and Exchange Commission dated August 13, 2010. Such comment letter from the Staff requests a response within ten business days from the date of such letter which would work out to be August 27, 2010. Unfortunately, by virtue of the press of time of other matters, GBR will not be able to be responsive to such comment letter of the Staff until at least September 7, 2010 which is beyond the ten business days. This information has been orally communicated to Ms. Joanna Lam, Staff Accountant by the undersigned.
     This letter is being filed under the EDGAR system as requested by Ms. Lam of the Staff. If you would like to discuss this matter further in advance of the September 7, 2010 response date, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234